Certificate of Notification

                                    Filed by

                               GULF POWER COMPANY

Pursuant to an order of the Securities and Exchange Commission dated October 28, 2003 in the matter of File No. 70-10154.

                                 --------------

         Gulf Power Company hereby certifies to said Commission, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, as amended, that, as of the end of the fourth quarter of 2004, it has created no financing subsidiary pursuant to the statement on Form U-1, as amended, in the above matter.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  January 27, 2005                         GULF POWER COMPANY




                                                 By:  /s/Wayne Boston
                                                        Wayne Boston
                                                     Assistant Secretary